Sanofi-Aventis—A New Leader in the Pharmaceutical Industry

Letter from Igor Landau on behalf of the Management Board to all Aventis employees.

Dear Colleagues,

On April 25, the Aventis Supervisory Board voted to recommend for acceptance to Aventis shareholders a substantially improved, friendly offer made by Sanofi-Synthélabo. As a result of our defense and thanks to your strong support, the new offer represents a material change to the initial bid made by Sanofi-Synthélabo: We have secured a balanced representation on the Board of Directors and its committees to ensure that the interests of the Aventis employees are represented in the best possible way. In addition, we have obtained significant commitments in terms of employment, in particular for France and Germany. And for our shareholders the offer now values your shares at a substantial premium of more than 30% over the Aventis share price prior to the initial bid.

In short, with the help and support of all of you we were able to turn a hostile takeover attempt on Aventis into an agreed combination of Aventis and Sanofi-Synthélabo on equal terms with a substantial premium for shareholders. We are convinced that this is a very satisfactory and the best possible outcome that could be achieved both for Aventis employees and its shareholders.

The new company will be called Sanofi-Aventis and will be headquartered in Paris. The Executive Committee will have balanced representation of Aventis and Sanofi-Synthélabo under the chairmanship of Jean-Francois Dehecq, who will also be CEO.

An integration committee consisting of an equal number of members selected from Aventis and Sanofi-Synthélabo led by Jean-François Dehecq as Chairman, will oversee the integration process of the two companies and select the managers of the combined group based on a "best of the best" principle.

The combination of Sanofi and Aventis will create a true market leader in Europe and the third largest pharmaceutical company in the world with pro-forma sales of € 25 billion. Sanofi-Aventis will hold worldwide leading positions in key therapeutic areas such as cardiovascular, oncology, metabolism, central nervous system, respiratory and vaccines.

Sanofi-Aventis will be poised for strong growth:

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  It will have a very good portfolio of leading products such as Lovenox, Ambien, Taxotere and Lantus, etc.
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  It will be the leader in all major European markets, including France, Germany, UK and Italy. In the U.S., the company will command a market share of 4.1% and have a combined sales force of 6,600 employees.
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  It will also have a rich pipeline of potential breakthrough drugs and vaccines with more than 30 compounds at advanced development stages or already in registration.
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  It should launch up to ten new products in the next three years.

The next steps would be the following: Sanofi-Synthélabo will now finalize the details of its offer and file it with the relevant authorities. The offer will then open for acceptance. It should close by the end of June and we expect the closing of the overall transaction to take place by the end of July. We will keep you regularly informed of new developments.

Sanofi-Aventis will build on the strengths of each company and will capitalize on the joint expertise of all people. In the last four years, your energy, expertise and commitment have made Aventis a true success story in creating a global leader. My Management Board colleagues and I are confident that with the same commitment and talent, the new company will be an even greater success and play a leading role in the pharmaceutical industry worldwide.

On behalf of my Management Board colleagues, I ask and thank you in advance for your support.

Sincerely,

Igor Landau